JEFFERIES EXECUTION SERVICES, INC.

(SEC I.D. No. 8-02671)

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2015
AND
INDEPENDENT AUDITORS' REPORT

******

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT